EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated August 19, 2019 relating to the Common Shares, par value $0.01 per share, of DryShips Inc. shall be filed on behalf of the undersigned.

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By: /s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director of Mare Services Limited

GEORGE ECONOMOU

/s/ George Economou
(Signature)